UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

trivago N.V.
(Name of Issuer)

American Depositary Shares, each representing one Class A Share, nominal value €0.06 per share
(Title of Class of Securities)

89686D105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☒  Rule 13d-1(b)
              ☐  Rule 13d-1(c)
              ☐  Rule 13d-1(d)

CUSIP No. 89686D105	13G

1		NAME OF REPORTING PERSONS Greenhouse Funds LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,179,228
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,179,228
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,179,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% **
12		TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 89686D105	13G

1		NAME OF REPORTING PERSONS Greenhouse GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,179,228
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,179,228
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,179,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% **
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 89686D105	13G

1		NAME OF REPORTING PERSONS Joseph Milano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,179,228
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,179,228
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,179,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% **
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) to the Schedule 13G is being filed on behalf of Greenhouse Funds LLLP, a Delaware limited liability limited partnership (“Greenhouse”), Greenhouse GP LLC, a Delaware limited liability company (“Greenhouse GP”), and Mr. Joseph Milano, the principal of Greenhouse and Greenhouse GP (collectively with Greenhouse and Greenhouse GP, the “Reporting Persons”), relating to American Depositary Shares, each representing one Class A Share, nominal value €0.06 per share (the “Shares”), of trivago N.V., a Netherlands corporation (the “Issuer”).
This Amendment relates to Shares of the Issuer purchased by Greenhouse through the accounts of certain private funds and managed accounts (collectively, the “Greenhouse Accounts”).  Greenhouse serves as the investment adviser to the Greenhouse Accounts and may direct the vote and disposition of the 2,179,228 Shares held by the Greenhouse Accounts.  Greenhouse GP serves as the general partner of Greenhouse and may direct Greenhouse to direct the vote and disposition of the 2,179,228 Shares held by the Greenhouse Accounts.  As the principal of Greenhouse and Greenhouse GP, Mr. Milano may direct the vote and disposition of the 2,179,228 Shares held by the Greenhouse Accounts.
Item 1(a)        Name of Issuer.

trivago N.V. (the “Issuer”)

Item 1(b)        Address of Issuer’s Principal Executive Offices.

Kesselstrasse 5 - 7
40221 Düsseldorf
Federal Republic of Germany

Item 2(a)        Name of Person Filing.

Greenhouse Funds LLLP (“Greenhouse”), Greenhouse GP LLC (“Greenhouse GP”) and Mr. Joseph Milano.

Item 2(b)        Address of Principal Business Office, or, if none, Residence.

650 S. Exeter St
Suite 1080
Baltimore, MD 21202

Item 2(c)        Citizenship or Place of Organization.

Greenhouse is a limited liability limited partnership organized under the laws of the State of Delaware.  Greenhouse GP is a limited liability company organized under the laws of the State of Delaware.  Mr. Milano is the principal of Greenhouse and Greenhouse GP and is a United States citizen.

Item 2(d)        Title of Class of Securities.

American Depositary Shares, each representing one Class A Share, nominal value €0.06 per share (the “Shares”).

Item 2(e)        CUSIP Number.

89686D105

Item 3            Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4            Ownership.

(a)  As of December 31, 2020, the Reporting Persons were each the beneficial owner of the 2,179,228 Shares held by the Greenhouse Accounts.

(b)  As of December 31, 2020, the Reporting Persons were each the beneficial owner of 3.9% of the Class A Shares of the Issuer, based on 55,482,958 Class A Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 2, 2020.

(c)  Greenhouse, as the investment adviser to the Greenhouse Accounts, could direct the voting and disposition of the 2,179,228 Shares held by the Greenhouse Accounts as of December 31, 2020.  Greenhouse GP, as the general partner of Greenhouse, could direct Greenhouse to direct the voting and disposition of the 2,179,228 Shares held by the Greenhouse Accounts as of December 31, 2020.  As the principal of Greenhouse and Greenhouse GP, Mr. Milano may direct the voting and disposition of the 2,179,228 Shares held by the Greenhouse Accounts as of December 31, 2020.

Item 5            Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6            Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7             Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8             Identification and Classification of Members of the Group.

Inapplicable.

Item 9            Notice of Dissolution of Group.

Inapplicable.

Item 10          Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2021

GREENHOUSE FUNDS LLLP

By:      Greenhouse GP LLC, its general partner

By:       /s/ Joseph Milano
  Joseph Milano
  Authorized Person

GREENHOUSE GP LLC

By:      /s/ Joseph Milano
  Joseph Milano
  Authorized Person

/s/ Joseph Milano
Joseph Milano